Exhibit 2.2
Execution Copy
SECURED PROMISSORY NOTE

$1,800,000.00	Costa Mesa, California	June 2, 2008
RECITALS
FOR VALUE RECEIVED, CUSTOMER SERVICE DELIVERY PLATFORM CORPORATION, a California corporation (“Borrower”), hereby promises to pay to PACIFIC DECISION SCIENCES CORPORATION, a Delaware corporation (“Lender”), or its successors and/or assigns, at 490 Villaume Avenue, South St. Paul, MN 55075-2443 or such other place as Lender may designate from time to time by written notice to Borrower, in lawful money of the United States, the principal sum of One Million Eight Hundred Thousand Dollars ($1,800,000.00), with no interest, along with such sums as may be added by this Note, on the terms set forth below. This Secured Promissory Note (this “Note”) is secured by the assets of Borrower more particularly described in that certain Security Agreement of even date herewith (“Property”).
1. Maturity and Payment. This Note shall have an effective date of June 2, 2008, and mature on June 1, 2012 (the “Maturity Date”). Payments in the amount of Thirty-Seven Thousand Five Hundred Dollars ($37,500) are due on the first (1st) day of each month. Payment is late after the seventh (7th) day of the month. All payments made after the due date shall include a late fee equal to 2.5% of the amount due.
(a) All payments on this Note shall, at the option of Lender or the holder of this Note, be applied first to the payment of any outstanding late fees, default interest and costs of collection, any remainder shall be applied to reduction of the principal balance.
(b) If this Note is not paid when due, whether at maturity or by acceleration, Borrower promises to pay all costs of collection, including, but not limited to, reasonable attorneys’ fees and all expenses incurred in connection with the protection or realization of any collateral incurred by Lender hereof on account of any such collection, whether or not suit is filed hereon.
(c) The entire principal payable hereunder, together with any and all unpaid, default interest, fees, expenses and other charges, if not sooner paid, shall in any event be paid on or before the Maturity Date.

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2. Events of Default. Borrower shall be in default under this Note if (i) any payment of principal is not paid to Lender or the holder of this Note when due; (ii) Borrower shall alienate, assign or encumber its interest in this Note or the Property without the Lender’s express written consent which shall not be unreasonably withheld; (iii) Borrower defaults under the terms of the Security Agreement of even date; or (iv) Borrower shall make an assignment for the benefit of creditors, admit in writing its inability to pay its debts generally as they become due, files a petition in bankruptcy, be adjudicated insolvent or bankrupt, or petitions or applies to any tribunal for a receiver or for any relief under bankruptcy or other debtor protection statutes. Upon the occurrence of an event of default hereunder, the whole of the unpaid principal and interest owing on this Note shall, at the election of Lender or the holder hereof after written notice to the Borrower in accordance with Section 6.4 below, become immediately due and payable. Default interest shall be due from the date of an Event of Default until the receipt of payment in full by the Lender at the rate of 12.00% per annum.
3. Prepayment. Borrower may prepay the principal amount outstanding, in whole or in part, at any time without penalty.
4. Non-Waiver. Any failure of Lender to exercise, or delay by Lender in exercising, any remedy provided hereunder as to any particular Event of Default shall not constitute a waiver of the right to exercise the same or any other remedy as to that Event of Default. Further, Lender’s acceptance of any payment hereunder, which is less than the payment in full of all amounts due and payable at the time of such payment, shall not constitute a waiver of the right to exercise Lender’s remedies as to the amount owing but not paid.
5. Attorneys’ Fees. Lender and Borrower agree that should any dispute arising from this agreement, the Note or the related loan documents, the prevailing party shall be entitled to an award of all of their legal expenses incurred in resolving that dispute, including but not limited to attorneys’ fees, costs, expert fees, investigation fees and all other out-of-pocket expenditures that reasonably relate to the dispute.
6. General Provisions.
6.1 No Oral Modifications. This Note may not be amended, altered or modified except by a writing signed by the parties.
6.2 Further Actions. Each party agrees to perform any further acts and to execute and deliver any further documents reasonably necessary to carry out the provisions of this Note. Further, in the event that the original of this Note is lost, misplaced or accidentally destroyed, Borrower shall execute and deliver a replacement Note setting forth the precise terms and provisions set forth herein, provided that (i) Lender shall have executed a written declaration under penalty of perjury that the original was lost, misplaced or accidentally destroyed, and (ii) Lender shall indemnify, defend and hold harmless Borrower against any claim for duplicative payment under the original of this Note.
6.3 Successors and Assigns. Except as explicitly provided herein to the contrary, this Note shall be binding upon and shall inure to the benefit of the parties, and their respective heirs, successors and assigns.

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6.4 Notice. Notice shall be given by hand delivery, or facsimile transmission. Notice shall be deemed completed either on actual delivery, or receipt by facsimile with indication of completed transmission. Notice shall be given at the following location or as dictated by Lender or Borrower, by time to time, one to the other, in writing:

Lender:	Applied Digital Solutions, Inc., c/o Digital Angel Corporation 490 Villaume Avenue South St. Paul, MN 55075-2443 Attention: CEO

With a Copy to:
Joseph D. Whelan, Esq. Hinckley, Allen & Snyder LLP 50 Kennedy Plaza, Suite 1500 Providence, RI 02903

And:

Applied Digital Solutions, Inc., c/o Digital Angel Corporation 490 Villaume Avenue South St. Paul, MN 55075-2443 Attention: General Counsel

Borrower:	Mr. Jerry Edinger Customer Service Delivery Platform Corporation 575 Anton Blvd. Suite 300 Costa Mesa, California 92626

With a Copy to:
David N. Bregman, Esq. c/o Klinedinst PC 501 West Broadway Suite 600 San Diego, CA 92101
6.5 Severability. It is intended that each provision of this Note shall be viewed as separate and divisible, and in the event that any provision shall be held to be invalid, illegal or unenforceable, this Note and the remaining provisions hereof shall continue in full force and effect.
6.6 Time of Essence. Time is of the essence of each and every obligation, condition, and provision of this Note.

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6.7 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of California and the exclusive forum in the determination of any action relating to the collection, validity, or enforceability of this Note shall be either an appropriate court of said state or that court of the United States which includes such state within its territorial jurisdiction. Borrower agrees that venue for any action in connection with this Note shall be in Orange County, California.
6.8 Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed an original, and together the counterparts shall constitute one and the same document. As to any signature communicated by facsimile, each facsimile signature shall be declared an original for purposes of execution of this Agreement.
EXECUTED as of the date first set forth herein above.
BORROWER:
CUSTOMER SERVICE DELIVERY PLATFORM CORPORATION
a California corporation

By:	/s/ Jerry Edinger
Jerry Edinger
Its President and CEO

LENDER:

PACIFIC DECISION SCIENCES CORPORATION a Delaware corporation

By:	/s/ Lorraine M. Breece
Lorraine M. Breece

Its	Vice President